
July 24, 2023

Howard Lutnick
Chief Executive Officer
CF Acquisition Corp. VIII
110 East 59th Street
New York, NY 10022

      Re: CF Acquisition Corp. VIII
          Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
          Filed July 17, 2023
          File No. 001-40206

Dear Howard Lutnick:

      We have reviewed your July 14, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2023 letter.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed July 17, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations of XBP Europe
Results of Operations
Three Months Ended March 31, 2023 Compared to Three Months Ended March 31, 2022, page 205

1.   Please address the following:
- Provide further insight in regard to the reductions in revenues attributable to lower volumes. Discuss whether this is a known trend and your expectations of this continuing or improving. Refer to Item 303(b)(2)(ii) of Regulation S-K.
- Given the percentage decrease in revenue outpaced the percentage decrease in cost of revenue for the quarter ended March 31, 2023 and cost of revenue as a percentage of

revenue for the same quarter increased 9.4% compared to the comparative prior period, revise to provide the underlying trends, factors, events, or transactions that caused the change in the relationship between costs and revenues, and expand on how the revenue mix affected the changes in cost of revenue.

You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gary Simon